FEDERATED HERMES ADVISER SERIES

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

June 28, 2021

Mark Cowan

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:	FEDERATED HERMES ADVISER SERIES (the “Registrant”) Federated Hermes MDT Market Neutral Fund (the “Fund”) Class A Shares Institutional Shares 1933 Act File No. 333-218374 1940 Act File No. 811-23259

Dear Mr. Cowan:

The Registrant is filing this correspondence to respond to additional comments of the Staff of the Securities and Exchange Commission (“Staff”), provided on June 23 and 24, 2021, regarding its Post-Effective Amendment No. 41 under the Securities Act of 1933 and Amendment No. 42 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Registrant and Fund filed on April 8, 2021.

The Registrant notes that the Fund is proposed to be the acquiring fund in a proposed reorganization (the “Reorganization”) with Hancock Horizon Quantitative Long/Short Fund (the “Predecessor Fund”)

COMMENT 14. Prospectus - Risk/Return Summary: Performance Bar Chart and Table

The Staff reiterates its position that the historical performance of the Predecessor Fund’s Investor Class as reflected in the Fund’s acquiring Class A Shares should be adjusted to reflect the Fund’s Class A Shares sales load.

RESPONSE:

The Registrant will make the requested changes. Accordingly, the Registrant withdraws its response to this comment in the Registrant’s second correspondence filed on June 23, 2021.

COMMENT 18. Prospectus – What Do Shares Cost?

The Staff reiterates its comment to delete the following sentence: “The information contained in Appendix B is based on information provided by these financial intermediaries.”

The disclosure cannot disclaim responsibility for the Fund’s sales charge waivers and discounts disclosure. Under the 1940 Act, sales loads are set by funds, not by intermediaries.

RESPONSE:

With respect to the noted sentence, the Registrant respectfully continues to believe that the disclosure in question is, in the Registrant’s view, accurate and not a disclaimer of responsibility. The Registrant, the Fund, and its investment adviser do not establish or determine financial intermediary-specific policies and procedures. These policies and procedures are solely determined by a financial intermediary and the Registrant makes the financial intermediary’s policy, as provided by the intermediary, available to shareholders with Appendix B. Accordingly, the Registrant respectfully declines to make any changes beyond those included in the Registrant’s second correspondence filed on June 23, 2021.

Questions on this letter or requests for additional information may be directed to me at Leslie.Petrone@FederatedHermes.com.

Very truly yours,

/s/ Leslie C. Petrone
Leslie C. Petrone
Senior Manager
Federated Hermes, Inc.